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CARDIOME HIGHLIGHTS PARTNER STEADYMED'S PROGRESS TOWARDS TREVYENT NDA RESUBMISSION

Vancouver, Canada, April 2, 2018 -- Cardiome Pharma Corp. (NASDAQ:CRME / TSX:COM), a revenue-generating, specialty pharmaceutical company focused on commercializing hospital drugs, today highlighted progress by its partner SteadyMed Therapeutics (NASDAQ:STDY) towards the resubmission of a New Drug Application (NDA) for Trevyent® for the treatment of pulmonary arterial hypertension (PAH) to the U.S. Food and Drug Administration (FDA).

Following an in-person Type A meeting in November 2017 and written feedback received from the FDA, SteadyMed indicated that it is not required to conduct any further clinical trials to prove Trevyent's safety or efficacy and that the FDA has agreed that certain *in vitro* pre-design verification (pre-DV) tests on the final to-be-marketed Trevyent product, supported by pharmacokinetic modelling and process validation, would be adequate for the resubmission and acceptance of the NDA under the 505(b)(2) pathway. SteadyMed has announced that these pre-DV tests are proceeding to plan and that the company remains on track to resubmit the NDA and, subject to review by the Agency, have it accepted for filing by the end of 2018. Cardiome plans to submit a regulatory filing for Trevyent in Europe shortly following SteadyMed's NDA resubmission to the FDA.

"We are pleased with SteadyMed's progress towards bringing this important therapy to market to help patients suffering from PAH around the world after receiving clarity from the Agency on the necessary steps, including pre-DV testing, for resubmitting the NDA," stated William Hunter, MD, CEO and President of Cardiome. "In tandem, we will continue to prepare our planned MAA for Trevyent in Europe, which we anticipate submitting shortly after SteadyMed's NDA filing in the U.S."

About Pulmonary Arterial Hypertension

Pulmonary arterial hypertension (PAH) is a type of high blood pressure that occurs in the right side of the heart and in the arteries that supply blood to the lungs. PAH worsens over time and is life-threatening because the pressure in a patient's pulmonary arteries rises to dangerously high levels, putting a strain on the heart. There is no cure for PAH, but several medications are available to treat symptoms, such as the market-leading prostacyclin PAH therapy, Remodulin® (treprostinil sodium), which is produced by United Therapeutics Corporation. The annual cost of Remodulin is reported to be between approximately $125,000 and $175,000 per patient and United Therapeutics reported Remodulin revenues of $602 million in 2016.

About Trevyent®

Designed to address the limitations of existing pulmonary arterial hypertension (PAH) therapies, SteadyMed's Trevyent is an investigational drug product which combines a preservative-free, parenteral formulation of treprostinil, a vasodilatory prostacyclin analogue, with SteadyMed's proprietary PatchPump®. Trevyent is a sterile, pre-filled, pre-programmed, single use disposable infusion system that is in development for the initial indication of continuous subcutaneous infusion of treprostinil for the treatment PAH. Cardiome licensed the commercial rights to Trevyent for the international markets of Europe, Canada and the Middle East and plans to file regulatory submissions for Trevyent in Europe and Canada following SteadyMed's filing of a New Drug Application in the U.S. in 2018.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Cardiome develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications. Cardiome's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation ("forward-looking statements") that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. A discussion of the risks and uncertainties facing Cardiome are discussed in our most recent annual and quarterly reports and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. All of the risks and certainties disclosed in these filings are hereby incorporated by reference in their entirety. While Cardiome makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Cardiome® and the Cardiome Logo are the proprietary trademarks of Cardiome Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Cardiome and its affiliates worldwide.
Xydalba® is a trademark of Durata Therapeutics Holding C.V., and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed and used under license.
DALVANCE® is a trademark of Allergan Pharmaceuticals International Limited.
All other trademarks are the property of their respective owners.

Contact:

Justin Renz
CFO
Cardiome Pharma Corp.
604.677.6905 ext. 128
800.330.9928
jrenz@cardiome.com

Argot Partners
Michelle Carroll/Sean Augustine-Obi
212.600.1902
michelle@argotpartners.com
sean@argotpartners.com

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